082-03854

[redacted]

07028204

Keells Consultants Limited

130 Glennie Street, Colombo 2, Sri Lanka
Tel +94 (11) 230 6000 Fax +94 (11) 244 7087, 243 9037
jkh@keells.com www.keells.com
Company Registration No. PBS 750

29TH OCTOBER 2007,

SPECIAL COUNCIL OFFICE OF
INTERNATIONALE CORPORATE FINANCE,
DIVISION OF CORPORATE FINANCE,
FIFTH STREET NW,
WASHINGTON DC 20549,
USA.

Dear Sirs,

SUPPL

JOHN KEELLS HOLDINGS PLC – INTERIM REPORT

We refer to the above and enclose herewith a copy of Interim Report for the six months ended 30th September 2007.

Kindly acknowledge receipt.

Yours faithfully,
KEELLS CONSULTANTS LIMITED

SECRETARIES

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

11/27

The group profits attributable to equity holders for the quarter and six months ended 30 September 2007 were Rs. 1.03 billion and Rs. 1.85 billion respectively, being growths of 32 and 45 per cent over the corresponding periods in the previous year.

The group recorded revenues of Rs. 9.67 billion and Rs. 18.14 billion in the second quarter and the first half of FY 2007-08 showing increases of 19 and 16 per cent respectively over the corresponding periods in the previous year.

At a company level, the net profits for the quarter and six months ended 30 September 2007 were Rs. 589 million and Rs. 891 million respectively, these being, increases of 5 and 6 per cent respectively, over the corresponding periods in the previous year.

The **Transportation** industry group continued to be the single largest contributor to group profits and improved its PBT by 9 per cent over the second quarter, and by 21 per cent over the six month period ended 30 September, as compared to the same period in the previous year.

Although the **Leisure** industry group showed an improved performance over the previous quarter recording a loss of Rs. 66 million as against a loss of Rs. 351 million in the first quarter, it was still well below the industry group's performance in the second quarter of FY 2006-07. This was mainly the result of lower tourist arrivals to Sri Lanka and, the closure of Ellaidhoo Island Resort (Ellaidhoo) for refurbishment, partial closure of Dhonveli Beach and Spa Resort (Dhonveli) for refurbishment and the pre-opening operating costs of Cinnamon Island, Alidhoo, all in the Maldives. In the last couple of months, tourist arrivals to Sri Lanka have shown an improvement, relative to the first quarter. The lifting of advisories against travel to Sri Lanka by the countries who have traditionally contributed to tourist arrivals is a welcome development. In the Maldives, the newly refurbished Ellaidhoo with 24 additional water bungalows and Dhonveli will be fully operational for the peak winter period. Cinnamon Island Alidhoo is also expected to experience good occupancies during this period.

The implementation of the long awaited Tourism Act, which empowers all stakeholders, augurs well for the development of the leisure industry in the country.

In October 2007, consequent to discussion and agreement between John Keells Hotels PLC (KHL) and the Confifi Group, KHL announced voluntary offers to acquire 100 per cent of the issued shares of each of the three listed hotel companies operated under the Confifi Group, namely, Riverina Hotels PLC (Riverina), Eden Hotel Lanka PLC (Eden) and Confifi Hotel Holdings PLC (Confifi - owning company of Palm Gardens Hotel). The acquisitions would be in the form of a share swap whereby KHL would issue its own shares as consideration, at specified swap ratios as detailed in the offer documents. The three offers are subject to fulfillment of certain specified conditions. The acquisition would complement KHL's existing portfolio of hotels and strengthen its presence in the southern coastal belt of Sri Lanka. The three Confifi hotels also stand to benefit from KHL's strong sales and marketing network and would reap operating synergies from being part of a larger group of hotels.

The **Property** industry group's second quarter PBT of Rs. 89 million was 53 per cent lower than the same period in the previous year. As explained in previous reports, this is mainly attributable to the timing of the recognition of profits of "The Monarch" apartment development. "The Monarch" development is nearing completion and we expect handover to owners by December 2007. The remaining revenue from this project, amounting to approximately 50 per cent of the total revenue of the project, is planned to be recognised by the end of the current financial year. "The Emperor" apartment development is progressing as per schedule.

CHAIRMAN'S MESSAGE

The **Consumer Foods & Retail** industry group's PBT for the quarter ended 30 September 2007 was 45 per cent lower than the corresponding period in the previous year. The high inflation and spiraling price of essential items has had a significant impact on consumer spending patterns which has considerably affected the volumes of our carbonated soft drinks. Moreover, higher than planned interest costs incurred on account of investment in the new bottling line and the depreciation associated with the capital expenditure have also impacted profitability.

The **Financial Services** industry group's PBT during the second quarter was 80 per cent higher than that of the previous year on account of good performance from all segments.

The **Information Technology** industry group posted a PBT of Rs. 21 million in the second quarter compared to a loss of Rs. 5 million during the corresponding period in the previous year. This turnaround is primarily attributable to increased profits from our software business. The BPO business recently concluded a contract leading to 500 seats, in Sri Lanka, over a period of time and is preparing for delivery.

Others, comprising of Plantation Services, Strategic Investments and Corporate Centre, recorded a PBT of Rs. 224 million during the quarter under review as opposed to a loss during the same period last year. This significant growth is mainly on account of higher profits from the Plantation Services sector and as stated earlier, the strengthening of the balance sheet with the proceeds of the Rights Issue.

In August 2007, JKH was ranked as the "Most Respected" entity in Sri Lanka by LMD for the 3rd consecutive year and this reflects the importance that the group attaches to its governance processes. This is a great source of encouragement and pride to all of us at JKH.

The environment for business in Sri Lanka whilst posing numerous challenges also presents many opportunities. The continuing volatile and uncertain environment created by the conflict in the North and East, high inflation and the resultant high interest rates are a concern. Notwithstanding these challenges, the group continues to be optimistic and is aggressively pursuing several investment opportunities in Sri Lanka and the region to further strengthen and supplement our existing portfolio and is also driving and monitoring various internal initiatives to generate cost efficiencies and increase productivity.

S.C.Ratnayake
Chairman

26 October 2007

CONSOLIDATED INCOME STATEMENT

	Quarter ended 30th September			Six months to 30th September		
	2007	2006	Change %	2007	2006	Change %
Revenue	9,668,522	8,122,324	19	18,136,955	15,634,210	16
Cost of sales	(7,274,095)	(5,711,848)	27	(13,467,807)	(11,276,194)	19
Gross profit	2,394,427	2,410,476	(1)	4,669,148	4,358,016	7
Dividend income	25,613	13,750	86	25,613	14,444	77
Other operating income	620,245	187,091	232	1,323,690	308,158	330
Distribution expenses	(354,465)	(366,056)	(3)	(748,075)	(684,038)	9
Administrative expenses	(1,267,352)	(1,081,311)	17	(2,526,545)	(2,106,514)	20
Other operating expenses	(318,485)	(257,587)	24	(625,073)	(463,021)	35
Finance expenses	(421,722)	(268,439)	57	(919,392)	(455,342)	102
Share of results of associates	600,351	406,237	48	1,128,898	794,033	42
Profit on sale of non-current investments	-	-	-	43,327	-	-
Profit before tax	1,278,612	1,044,161	22	2,371,591	1,765,736	34
Tax expense	(210,848)	(189,742)	11	(442,570)	(366,756)	21
Profit for the period	1,067,764	854,419	25	1,929,021	1,398,980	38
Attributable to:						
Equity holders of the parent	1,028,025	781,754	32	1,849,189	1,273,365	45
Minority interest	39,739	72,665	(45)	79,832	125,615	(36)
	1,067,764	854,419	25	1,929,021	1,398,980	38
	Rs.	Rs.		Rs.	Rs.	
Earnings per share - basic	1.62	1.37		2.92	2.24	
Earnings per share - diluted	1.61	1.36		2.89	2.22	
Dividend per share	-	-		1.00	1.00	

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

CONSOLIDATED BALANCE SHEET

As at 30th September	2007	2006 Re-stated	As at 31.03.2007
ASSETS			
Non-current assets			
Property, plant & equipment	23,936,668	19,575,260	20,403,696
Leasehold property	948,829	961,906	955,383
Investment property	2,286,942	2,467,446	2,505,321
Intangible assets	815,443	346,089	338,761
Investments in subsidiaries & joint ventures	5,565	5,565	5,565
Investments in associates	9,714,888	4,360,160	8,515,037
Other investments	147,807	124,928	147,807
Deferred tax asset	118,735	65,004	74,013
Other non-current assets	4,726,330	4,694,942	4,807,264
	42,701,207	32,601,300	37,752,847
Current assets			
Inventories	4,191,022	1,815,284	3,400,576
Trade & other receivables	6,628,376	6,882,097	6,822,516
Amounts due from related parties	1,725	8,370	1,588
Short term investments	11,317,739	4,487,375	16,342,449
Cash in hand & at bank	1,493,074	1,071,138	1,626,473
	23,631,936	14,264,264	28,193,602
Total assets	66,333,143	46,865,564	65,946,449
EQUITY & LIABILITIES			
Equity attributable to equity holders of the parent			
Stated capital	22,315,924	9,290,825	22,245,894
Capital reserves	3,391,711	2,886,882	3,137,392
Revenue reserves	14,952,257	12,534,775	13,851,913
	40,659,892	24,712,482	39,235,199
Minority interest	3,675,079	3,620,089	3,700,313
Total equity	44,334,971	28,332,571	42,935,512
Non-current liabilities			
Non-interest bearing borrowings	30,000	30,000	30,000
Interest bearing borrowings	7,732,269	2,539,909	6,451,133
Deferred tax liabilities	556,251	543,225	591,867
Retirement benefit obligations	754,473	668,296	718,315
Other deferred liabilities	6,221	4,450	3,762
Other non-current liabilities	350,507	321,078	334,249
	9,429,721	4,106,958	8,129,326
Current liabilities			
Trade & other payables	6,543,306	5,409,569	5,811,976
Amounts due to related parties	-	430	-
Income tax liabilities	278,412	240,708	188,250
Short term borrowings	951,922	5,162,645	2,688,311
Current portion of interest bearing borrowings	1,212,542	306,355	1,374,413
Bank overdrafts	3,582,269	3,306,328	4,818,661
	12,568,451	14,426,035	14,881,611
Total equity & liabilities	66,333,143	46,865,564	65,946,449
	Rs.	Rs.	Rs.
Net assets per share	64.18	39.01	61.94

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

The Board of Directors is responsible for the preparation and presentation of these financial statements.The Group Finance Director certifies that the financial statements have been prepared in compliance with the requirements of the Companies Act No. 7 of 2007.

S. C. Ratnayake
Chairman

J. R. F. Peiris
Group Finance Director

26 October 2007

CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	2,371,591	1,765,736
Adjustments for :		
Interest income	(1,094,382)	(128,514)
Dividend income	(25,613)	(14,444)
Finance expenses	919,392	455,342
Share of results of associates	(1,128,898)	(794,033)
(Profit) / loss on sale of non-current investments	(43,327)	-
(Profit) / loss on sale of property, plant & equipment	(24,956)	(16,659)
Depreciation of property, plant & equipment	695,451	593,615
Negative goodwill from increase in interest in subsidiaries	(35,843)	-
Amortisation / depreciation of other non-current assets	76,839	57,358
Amortisation of other deferred liabilities	(791)	(947)
Gratuity provision	69,799	65,271
Operating profit before working capital changes	1,779,262	1,982,725
(Increase) / decrease in inventories	(449,350)	268,159
(Increase) / decrease in receivables & prepayments	(240,860)	(1,519,413)
(Increase) / decrease in non-current assets	(375,192)	(144,082)
Increase / (decrease) in creditors & accruals	502,184	450,984
Cash generated from operations	1,216,044	1,038,373
Interest received	1,094,382	128,514
Finance expenses paid	(919,392)	(455,342)
Dividend received	101,682	738,837
Tax paid	(435,861)	(354,878)
Gratuity paid	(33,641)	(21,434)
Net cash flow from operating activities	1,023,214	1,074,070
CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES		
Acquisition of property, plant & equipment	(1,236,233)	(1,019,484)
Addition to investment property	(19,884)	-
Purchase of lease rights	-	(3,518,646)
Acquisition of subsidiary	(331,431)	-
Increase in interest in subsidiaries	(1,856)	(993)
Acquisition of associates	-	(705,458)
Increase in interest in associates	(222,694)	-
Proceeds from sale of non-current investments	89,170	-
Proceeds from sale of property, plant & equipment	31,819	20,805
Addition to intangible assets	(9,836)	(4,229)
Grants received for investing activities	3,250	-
Net cash flow used in investing activities	(1,697,695)	(5,228,005)
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from issue of shares	70,030	85,552
Proceeds from minority on issue of rights in subsidiary	84,953	-
Dividend paid to equity holders of parent	(632,669)	(400,142)
Dividend paid to minority shareholders	(89,553)	(121,892)
Proceeds from interest bearing borrowings	82,900	620,000
Repayment of interest bearing borrowings	(1,026,508)	(267,616)
Proceeds from / (repayment of) short term borrowings (net)	(1,736,389)	4,195,625
Net cash flow from / (used in) financing activities	(3,247,236)	4,111,527
NET DECREASE IN CASH & CASH EQUIVALENTS	(3,921,717)	(42,408)
CASH & CASH EQUIVALENTS AT THE BEGINNING	13,150,261	2,294,593
CASH & CASH EQUIVALENTS AT THE END	9,228,544	2,252,185
ANALYSIS OF CASH & CASH EQUIVALENTS		
Short term investments	11,317,739	4,487,375
Cash in hand & at bank	1,493,074	1,071,138
Bank overdrafts	(3,582,269)	(3,306,328)
	9,228,544	2,252,185

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

Provisional Financial Statements

STATEMENT OF CHANGES IN EQUITY - GROUP

	Attributable to equity holders of parent										
	Stated capital	Re-valuation reserve	Exchange translation reserve	Other capital reserves	General reserve	Dividend reserve	Investment equalisation reserve	Accumulated profit	Total	Minority interest	Total equity
As at 1 April 2007	22,245,894	1,775,128	943,624	418,640	3,870,775	1,572,188	75,000	8,333,950	39,235,199	3,700,313	42,935,512
Share issue expenses (incurred prior to 3 May 2007)	(58,035)	-	-	-	-	-	-	-	(58,035)	-	(58,035)
Share options exercised	128,065	-	-	-	-	-	-	-	128,065	-	128,065
Currency translation differences	-	-	66,924	-	-	-	-	-	66,924	10,811	77,735
Net gain / (loss) recognised directly in equity											
Associate company share of net assets	-	40,945	146,450	-	-	-	-	(141,071)	46,324	-	46,324
Acquisitions, disposals and changes in holding	-	-	-	-	-	-	-	(1,857)	(1,857)	428	(1,429)
Profit for the period	-	-	-	-	-	-	-	1,849,189	1,849,189	79,832	1,929,021
Final dividend paid - 2006/07	-	-	-	-	-	-	-	(632,669)	(632,669)	-	(632,669)
Subsidiary dividend to minority shareholders	-	-	-	-	-	-	-	26,752	26,752	(116,305)	(89,553)
As at 30 September 2007	22,315,924	1,816,073	1,156,998	418,640	3,870,775	1,572,188	75,000	9,434,294	40,659,892	3,675,079	44,334,971
As at 1 April 2006	9,205,273	1,778,279	618,074	418,640	3,370,775	1,585,169	75,000	5,749,896	22,801,106	3,633,759	26,434,865
Share options exercised	85,552	-	-	-	-	-	-	-	85,552	-	85,552
Currency translation differences	-	-	30,100	-	-	-	-	-	30,100	2,050	32,150
Net Gain / (loss) recognised directly in equity											
Effect of adopting revised SLAS 25 (2004)	-	-	-	-	-	-	-	882,181	882,181	-	882,181
Associate company share of net assets	-	-	28,125	13,664	-	-	-	(20,912)	20,877	-	20,877
Profit for the period	-	-	-	-	-	-	-	1,273,365	1,273,365	125,615	1,398,980
Final dividend paid - 2005/06	-	-	-	-	-	-	-	(400,142)	(400,142)	-	(400,142)
Subsidiary dividend to minority shareholders	-	-	-	-	-	-	-	19,443	19,443	(141,335)	(121,892)
As at 30 September 2006	9,290,825	1,778,279	676,299	432,304	3,370,775	1,585,169	75,000	7,503,831	24,712,482	3,620,089	28,332,571

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
The above figures are subject to audit.

COMPANY INCOME STATEMENT

	Quarter ended 30th September			Six months to 30th September		
	2007	2006	Change %	2007	2006	Change %
Revenue	154,316	117,294	32	306,976	221,062	39
Cost of sales	(83,418)	(53,409)	56	(161,390)	(111,987)	44
Gross profit	70,898	63,885	11	145,586	109,075	33
Dividend income	519,594	790,335	(34)	589,765	1,263,455	(53)
Other operating income	367,492	11,734	3,032	890,711	18,595	4,690
Administrative expenses	(181,343)	(170,172)	7	(348,978)	(317,780)	10
Other operating expenses	(6,697)	(4,244)	58	(10,488)	(8,040)	30
Finance expenses	(149,208)	(120,525)	24	(326,986)	(201,901)	62
Profit before tax	620,736	571,013	9	939,610	863,404	9
Tax expense	(32,113)	(10,350)	210	(48,579)	(20,700)	135
Profit for the period	588,623	560,663	5	891,031	842,704	6
	Rs.	Rs.		Rs.	Rs.	
Dividend per share	-	-		1.00	1.00	

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

COMPANY BALANCE SHEET

As at 30th September	2007	2006	As at 31.03.2007
ASSETS			
Non-current assets			
Property, plant & equipment	331,818	347,727	380,139
Investment property	800,000	800,000	800,000
Investments in subsidiaries & joint ventures	17,232,131	14,401,721	14,446,331
Investments in associates	5,995,133	2,371,405	5,995,133
Other investments	106,467	94,507	106,467
Other non-current assets	33,976	561,929	37,952
	24,499,525	18,577,289	21,766,022
Current assets			
Inventories	833	851	847
Trade & other receivables	274,157	389,694	205,690
Amounts due from related parties	658,340	245,852	826,883
Short term investments	6,937,756	-	12,301,694
Cash in hand & at bank	39,469	5,336	25,348
	7,910,555	641,733	13,360,462
Total assets	32,410,080	19,219,022	35,126,484
EQUITY & LIABILITIES			
Stated capital	22,315,924	9,290,825	22,245,894
Revenue reserves	5,974,393	5,426,259	5,716,031
Total equity	28,290,317	14,717,084	27,961,925
Non-current liabilities			
Interest bearing borrowings	2,695,493	600,000	2,895,493
Retirement benefit obligations	85,687	77,533	86,316
	2,781,180	677,533	2,981,809
Current liabilities			
Trade & other payables	328,491	214,032	344,828
Amounts due to related parties	160,955	62,783	128,217
Income tax liabilities	40,877	19,766	4,766
Short term borrowings	-	2,000,000	500,000
Current portion of interest bearing borrowings	800,000	82,396	700,000
Bank overdrafts	8,260	1,445,428	2,504,939
	1,338,583	3,824,405	4,182,750
Total equity & liabilities	32,410,080	19,219,022	35,126,484
	Rs.	Rs.	Rs
Net assets per share	44.66	23.23	44.14

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

The Board of Directors is responsible for the preparation and presentation of these financial statements. The Group Finance Director certifies that the financial statements have been prepared in compliance with the requirements of the Companies Act No. 7 of 2007.

S. C. Ratnayake
Chairman

J. R. F. Peiris
Group Finance Director

26 October 2007

COMPANY CASH FLOW STATEMENT

For the six months ended 30th September	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	939,610	863,404
Adjustments for:		
Finance expenses	326,986	201,901
Depreciation of property, plant & equipment	54,729	50,592
Profit on sale of property, plant & equipment	(91)	(6,725)
Gratuity provision	4,062	4,925
Operating profit before working capital changes	1,325,296	1,114,097
(Increase) / decrease in receivables & prepayments	119,570	(602,953)
Increase / (decrease) in creditors & accruals	11,173	64,540
Cash generated from operations	1,456,039	575,684
Finance expenses paid	(326,986)	(201,901)
Tax paid	(22,745)	(30,362)
Gratuity paid	(4,690)	(1,225)
Net cash flow from operating activities	1,101,618	342,196
CASH FLOWS FROM/ (USED IN) INVESTING ACTIVITIES		
Purchase of property, plant & equipment	(6,682)	(51,607)
Purchase of investments	(2,785,800)	(2,250,483)
Proceeds from sale of property, plant & equipment	365	9,375
Net cash flow used in investing activities	(2,792,117)	(2,292,715)
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from issue of shares	70,030	85,552
Dividend paid	(632,669)	(400,142)
Repayment of long term borrowings	(100,000)	(82,578)
Proceeds from / (repayment of) short term borrowings (net)	(500,000)	1,500,000
Net cash flow from / (used in) financing activities	(1,162,639)	1,102,832
NET INCREASE / (DECREASE) IN CASH & CASH EQUIVALENTS	(2,853,138)	(847,687)
CASH & CASH EQUIVALENTS AT THE BEGINNING	9,822,103	(592,405)
CASH & CASH EQUIVALENTS AT THE END	6,968,965	(1,440,092)
ANALYSIS OF CASH & CASH EQUIVALENTS		
Short term investments	6,937,756	-
Cash in hand & at bank	39,469	5,336
Bank overdrafts	(8,260)	(1,445,428)
	6,968,965	(1,440,092)

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
The above figures are subject to audit.

STATEMENT OF CHANGES IN EQUITY - COMPANY

	Stated Capital	General reserve	Dividend reserve	Investment equalisation reserve	Accumulated profit	Total equity
As at 1 April 2007	22,245,894	2,600,000	1,519,322	75,000	1,521,709	27,961,925
Share issue expenses (incurred prior to 3 May 2007)	(58,035)	-	-	-	-	(58,035)
Share options exercised	128,065	-	-	-	-	128,065
Profit for the period	-	-	-	-	891,031	891,031
Final dividend paid - 2006/07	-	-	-	-	(632,669)	(632,669)
As at 30th September 2007	22,315,924	2,600,000	1,519,322	75,000	1,780,071	28,290,317
As at 1 April 2006	9,205,273	2,100,000	1,519,322	75,000	1,289,375	14,188,970
Share options exercised	85,552	-	-	-	-	85,552
Profit for the period	-	-	-	-	842,704	842,704
Final dividend paid - 2005/06	-	-	-	-	(400,142)	(400,142)
As at 30 September 2006	9,290,825	2,100,000	1,519,322	75,000	1,731,937	14,717,084

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

SEGMENT INFORMATION

	Transportation		Leisure		Property		Consumer Foods & Retail		Financial Services		Information Technology		Others		Group Total	
For the quater ended 30th September	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Total revenue	3,269,915	2,341,194	2,443,760	1,978,614	215,815	606,750	2,736,106	2,440,723	81,128	38,593	601,397	639,356	822,917	540,482	10,171,038	8,585,712
Intra segment revenue	-	-	(127,903)	(155,639)	-	-	(49,654)	(59,868)	-	-	(1,325)	(2,524)	(15,086)	(8,052)	(193,968)	(226,083)
Segment revenue	3,269,915	2,341,194	2,315,857	1,822,975	215,815	606,750	2,686,452	2,380,855	81,128	38,593	600,072	636,832	807,831	532,430	9,977,070	8,359,629
Inter segment revenue	(41,829)	(21,915)	(16,291)	(17,834)	(36,998)	(27,774)	(8,061)	(12,866)	-	-	(70,722)	(72,300)	(134,647)	(84,616)	(308,548)	(237,305)
Revenue	3,228,086	2,319,279	2,299,566	1,805,141	178,817	578,976	2,678,391	2,367,989	81,128	38,593	529,350	564,532	673,184	447,814	9,668,522	8,122,324
Segment results	281,656	422,026	99,764	193,981	87,445	188,826	81,710	91,622	48,502	15,023	46,718	(1,736)	(79,414)	(67,125)	566,381	842,617
Eliminations / unallocated															533,602	63,746
															1,099,983	906,363
Finance expenses	(9,183)	(4,696)	(196,379)	(122,823)	(13,817)	(4,136)	(45,882)	(22,522)	(13)	(85)	(1,342)	(674)	(155,106)	(113,503)	(421,722)	(268,439)
Share of results of associates	527,697	325,420	-	-	-	-	-	-	88,145	60,415	(40,546)	-	25,055	20,402	600,351	406,237
Profit / (loss) before tax	830,902	762,157	(66,169)	85,200	89,026	190,710	39,398	71,334	141,128	78,545	20,678	(5,280)	223,649	(138,505)	1,278,612	1,044,161
Tax expense	(12,844)	(20,744)	780	(20,890)	(13,536)	(5,494)	(8,662)	(38,652)	(62,636)	(46,218)	(14,824)	(13,693)	(99,126)	(44,051)	(210,848)	(189,742)
Profit / (loss) for the period	818,058	741,413	(65,389)	64,310	75,490	185,216	30,736	32,682	78,492	32,327	5,854	(18,973)	124,523	(182,556)	1,067,764	854,419
Attributable to:																
Equity holders of the parent	829,463	734,560	(62,945)	56,594	66,499	155,830	18,779	18,765	72,264	30,019	5,854	(18,973)	98,111	(195,041)	1,028,025	781,754
Minority interest	(11,405)	6,853	(2,444)	7,716	8,991	29,386	11,957	13,917	6,228	2,308	-	-	26,412	12,485	39,739	72,665
	818,058	741,413	(65,389)	64,310	75,490	185,216	30,736	32,682	78,492	32,327	5,854	(18,973)	124,523	(182,556)	1,067,764	854,419

Note : *All values are in Rupees '000s, unless otherwise stated.*

Figures in brackets indicate deductions.

In addition to segment results, other information such as finance expenses, tax expenses have been allocated to segments for better presentation.

The above figures are subject to audit.

Provisional Financial Statements

STATEMENT INFORMATION

For the six months ended 30th September	Transportation 2007	Transportation 2006	Leisure 2007	Leisure 2006	Property 2007	Property 2006	Consumer Foods & Retail 2007	Consumer Foods & Retail 2006	Financial Services 2007	Financial Services 2006	Information Technology 2007	Information Technology 2006	Others 2007	Others 2006	Group Total 2007	Group Total 2006
Total revenue	5,991,248	5,076,719	4,157,135	3,485,095	725,961	762,529	5,509,240	4,874,018	101,244	69,640	1,045,513	1,166,635	1,561,208	1,018,498	19,091,549	16,453,134
Intra segment revenue	-	-	(232,263)	(261,358)	-	-	(104,270)	(120,303)	-	-	(2,651)	(5,516)	(30,089)	(15,194)	(369,273)	(402,371)
Segment revenue	5,991,248	5,076,719	3,924,872	3,223,737	725,961	762,529	5,404,970	4,753,715	101,244	69,640	1,042,862	1,161,119	1,531,119	1,003,304	18,722,276	16,050,763
Inter segment revenue	(87,169)	(43,067)	(30,027)	(30,411)	(73,796)	(55,546)	(16,979)	(23,111)	-	-	(108,523)	(106,098)	(268,827)	(158,320)	(585,321)	(416,553)
Revenue	5,904,079	5,033,652	3,894,845	3,193,326	652,165	706,983	5,387,991	4,730,604	101,244	69,640	934,339	1,055,021	1,262,292	844,984	18,136,955	15,634,210
Segment results	669,519	722,856	33,813	268,938	174,442	239,243	209,327	220,623	33,346	23,642	13,856	25,084	(117,569)	(194,912)	1,016,734	1,305,474
Eliminations / unallocated															1,102,024	121,571
															2,118,758	1,427,045
Finance expenses	(11,643)	(7,863)	(449,792)	(199,307)	(20,918)	(8,600)	(87,440)	(41,329)	(19)	(143)	(6,865)	(1,445)	(342,715)	(196,655)	(919,392)	(455,342)
Share of results of associates	927,491	617,486	-	-	-	-	-	-	211,991	156,145	(44,426)	-	33,842	20,402	1,128,898	794,033
Profit on sale of non-current investments	-	-	-	-	-	-	-	-	-	-	-	-	43,327	-	43,327	-
Profit / (loss) before tax	1,654,641	1,367,293	(417,490)	97,077	183,586	243,614	124,988	183,889	254,111	186,873	(5,248)	26,637	577,003	(339,647)	2,371,591	1,765,736
Tax expense	(59,410)	(59,643)	6,789	(26,755)	(28,425)	(11,209)	(44,716)	(87,372)	(111,005)	(71,034)	(18,088)	(20,622)	(187,715)	(90,121)	(442,570)	(366,756)
Profit / (loss) for the period	1,595,231	1,307,650	(410,701)	70,322	155,161	232,405	80,272	96,517	143,106	115,839	(23,336)	6,015	389,288	(429,768)	1,929,021	1,398,980
Attributable to:																
Equity holders of the parent	1,589,510	1,297,005	(378,593)	60,014	136,361	196,139	48,033	52,955	138,949	112,225	(23,336)	6,015	338,265	(450,988)	1,849,189	1,273,365
Minority interest	5,721	10,645	(32,108)	10,308	18,800	36,266	32,239	43,562	4,157	3,614	-	-	51,023	21,220	79,832	125,615
	1,595,231	1,307,650	(410,701)	70,322	155,161	232,405	80,272	96,517	143,106	115,839	(23,336)	6,015	389,288	(429,768)	1,929,021	1,398,980

Note : *All values are in Rupees '000s, unless otherwise stated.*

Figures in brackets indicate deductions.

In addition to segment results, other information such as finance expenses, tax expenses have been allocated to segments for better presentation.

The above figures are subject to audit.

NOTES TO THE FINANCIAL STATEMENTS

For the six months ended 30th September

1. Market Price Per Share

	2007	2006
	Rs.	Rs.
Highest	156.75	159.50
Lowest	125.00	118.00
Last traded	129.00	135.00

2. The interim financial statements of the company and of the group have been prepared on the basis of the same accounting policies and methods applied for the year ended 31 March 2007 and are in compliance with Sri Lanka Accounting Standard 35 - Interim Financial Reporting. Further, provisions of the new Companies Act No. 7 of 2007 have been considered in preparing the interim financial statements of the company and of the group.

3. The presentation and classification of the financial statements of the previous year, have been amended, where relevant, for better presentation and to be comparable with those of the current year.

4. Net assets per share has been calculated, for all periods, based on the number of shares in issue as at 30 September 2007.

5. The group disposed its investment in Unawatuna Walk Inn Ltd., on 19 April 2007 for a total consideration of Rs. 89 mn.

6. The results of Tranquility (Pvt) Ltd., which was acquired on 6 May 2007, has been consolidated based on the provisional financial statements, pending finalisation of the fair value of the acquired balance sheet.

7. Consequent to JKH subscribing to additional shares of John Keells Hotels PLC's (KHL's) Rights Issue, the group's effective holding in KHL increased to 92.69%. Arising from this, the group's effective holding in the subsidiaries of KHL has also been revised.

8. In August 2007, John Keells Hotels PLC increased its stake in Yala Village (Pvt) Ltd. to 89.63% by subscribing to additional shares of its Rights Issue. Accordingly, the group's effective holding in Yala Village (Pvt) Ltd. increased to 83.08%.

9. On 4 October 2007, John Keells Hotels PLC (KHL) announced voluntary offers to acquire 100% of the issued shares of each of the three listed hotel companies operated under the Confifi Group, - Riverina Hotels PLC, Eden Hotel Lanka PLC and Confifi Hotel Holdings PLC, subject to shareholder approval. The acquisitions would be in the form of a share swap, whereby KHL would issue its own shares as consideration at an agreed swap ratio.
   KHL has also offered to purchase the land in Beruwela owned by Confifi Beach Hotel for Rs.148.4 million subject to title clearance.

10. There have been no other events subsequent to the balance sheet date, which require disclosure in the interim financial statements.

11. All values included in these financial statements are in Rs. '000s unless otherwise stated.

CORPORATE INFORMATION

Name of company

John Keells Holdings PLC

Legal form

Public Limited Liability Company,
Incorporated in Sri Lanka in 1979
Ordinary Shares listed on the Colombo Stock Exchange
GDRs listed on the Luxembourg Stock Exchange

Company registration No.

PVS 6028/PBS

Directors

Mr S C Ratnayake - Chairman
Mr A D Gunewardene - Deputy Chairman
Mr G S A Gunasekera
Mr J R F Peiris
Mr E F G Amerasinghe
Mr T Das
Mr S Enderby
Mr M V Muhsin
Mr P D Rodrigo
Ms S S Tiruchelvam
Mr R S Captain

Audit Committee

Mr P D Rodrigo - Chairman
Mr E F G Amerasinghe
Mr S Enderby
Ms S S Tiruchelvam

Remuneration Committee

Mr E F G Amerasinghe - Chairman
Mr M V Muhsin
Mr P D Rodrigo

Nominations Committee

Mr T Das - Chairman
Mr S Enderby
Mr M V Muhsin
Mr S C Ratnayake
Ms S S Tiruchelvam

Secretaries and registrars

Keells Consultants Limited
130 Glennie Street
Colombo 2
Sri Lanka

Auditors

Ernst and Young
Chartered Accountants
P.O. Box 101
Colombo
Sri Lanka

Bankers

Bank of Ceylon
Citi Bank N.A
Commercial Bank
Deutsche Bank A.G
DFCC Bank
Hatton National Bank
Hongkong and Shanghai Banking Corporation
ICICI Bank
Nations Trust Bank
NDB Bank
People's Bank
Sampath Bank
Seylan Bank
Standard Chartered Bank

Depository for GDRs

CitiBank NA
New York

Registered office of the company

130 Glennie Street
Colombo 2
Sri Lanka

Contact details

P.O. Box 76
130 Glennie Street
Colombo 2
Sri Lanka

Telephone : +(94) 11 230 6000
Facsimile : +(94) 11 244 7087

Internet : www.keells.com
Email : jkh@keells.com

NOTES

NOTES

END